Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this in conjunction with our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2025 and 2024 included as Exhibit 99.1 to this Report on Form 6-K, which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. We also recommend that you read our management’s discussion and analysis and our audited consolidated financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the U.S. Securities and Exchange Act of 1934, as amended.

Unless otherwise indicated or the context otherwise requires, all references in this report to “Altamira,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Altamira Therapeutics Ltd. xPhore™, OligoPhore™, SemaPhore™, and CycloPhore™ are trademarks of the Company; Bentrio® is a registered trademark of Altamira Medica AG, an associate of the Company. The trademarks, trade names and service marks appearing in this report are property of their respective owners.

Altamira Therapeutics Ltd. is an exempted company incorporated under the laws of Bermuda. Our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

We prepare and report our consolidated financial statements and financial information in accordance with FRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standards). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). We maintain our books and records in US dollars. We have made rounding adjustments to some of the figures included in this management’s discussion and analysis. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. Unless otherwise indicated, all references to currency amounts in this discussion and analysis are in US dollars.

This discussion and analysis is dated as of August 27, 2025.

Overview

The Company is a preclinical-stage biopharmaceutical company developing and supplying peptide-based nanoparticle technologies for efficient RNA delivery to extrahepatic targets (xPhore platform). The versatile delivery platform is suited for delivery of oligonucleotides (OligoPhore), mRNA (SemaPhore) and circular RNA (CycloPhore) and made available to pharma or biotech companies through out-licensing. In addition, the Company is pursuing two flagship siRNA programs using its proprietary OligoPhore delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept. Further, the Company holds a 49% stake in Altamira Medica AG, which commercializes the legacy asset Bentrio, an OTC nasal spray for allergic rhinitis, and seeks to partner / divest its inner ear legacy assets.

Recent Developments

xPhore platform for extrahepatic RNA delivery

On May 27, 2025, the Company announced that it had entered into a collaboration agreement with an undisclosed company to evaluate the potential use of Altamira’s proprietary CycloPhore platform for the delivery of circular RNA payloads under development by the partner company. Under the terms of the agreement, Altamira and its collaboration partner intend to test in vitro and in vivo the use of CycloPhore nanoparticles. The partner will, under certain conditions, have the option to negotiate with Altamira a license agreement to develop and commercialize circRNA nanoparticles with their proprietary RNA payload.

On April 30, 2025, the Company announced its intention to grow the RNA delivery business, which it operates through its Swiss subsidiary Altamira Therapeutics AG (“ATAG”), by involving private equity investors for its funding. Altamira aims to spin off a majority of ATAG’s share capital and has initiated the process for the legal and organizational carve-out of the entity.

On January 22, 2025, the Company announced that it had entered into a collaboration agreement with an undisclosed company in the radiopharmaceutical sector to evaluate the use of the Company’s proprietary RNA delivery platform for radiopharmaceutical targeting. Under the terms of the agreement, Altamira and its project collaboration partner intend to test in vitro and in vivo the use of nanoparticles with an undisclosed RNA payload in conjunction with one of the partner’s proprietary radiopharmaceuticals. Upon successful conclusion of the experiments, the partner will, under certain conditions, have the option to negotiate with Altamira a license and supply agreement to develop and commercialize the RNA nanoparticles for use in cancer treatment.

Bentrio® for protection against airborne allergens

On March 7, 2025, the Company announced that the U.S. Patent and Trademark Office (“USPTO”) had issued a Notice of Allowance for a patent relating to the composition of Bentrio, a nasal spray developed and commercialized by its affiliate Altamira Medica AG (“Medica”) for preventing or treating allergic rhinitis. The claims are directed to the key ingredients and composition of Bentrio’s proprietary formulation. The patent has an initial priority date of September 8, 2020, and is expected to provide key intellectual property protection for Bentrio in the USA, the world’s largest market for “over the counter (OTC)” products for allergic rhinitis relief and treatment.

Collaboration and License Agreements

On December 11, 2020, we entered into an Exclusive License Agreement with Washington University located in St. Louis, Missouri (“WU”). Pursuant to the Agreement, WU granted us an exclusive, worldwide, royalty-bearing license (with the right to sublicense) during the term of the agreement under certain patent rights owned or controlled by WU to research, develop, make, have made, sell, offer for sale, use and import pharmaceutical products covered under such patent rights for all fields of use. Such licensed products may include “silencing RNA” (siRNAs) pharmaceutical preparations formulated in combination with our proprietary delivery technologies. In consideration for such worldwide, exclusive license, we will be obligated to pay WU: annual license maintenance fees in the low five figures through first commercial sale; pre-clinical and clinical regulatory milestones; sales milestones; and a low single digit royalty based on annual net sales of licensed products worldwide for at least the applicable patent term or period of marketing exclusivity, whichever is longer, but in no case less than a minimum royalty term of 12 years; and a percentage share (in the double digits) of sublicensing revenues received by the Company in connection with licensed products. Such regulatory and sales milestones may total up to an aggregate of $4,375,000. In the event the Company fails to meet certain regulatory diligence milestones, WU will have the right to terminate the license.

Research and Development Expense

Our research and development expense is highly dependent on the development phases of our research projects and therefore may fluctuate substantially from period to period. Our research and development expense mainly relates to the following key programs:

●	xPhore delivery platform. Through the acquisition of Trasir Therapeutics Inc. (“Trasir”) in 2021 we entered the field of RNA delivery technology. The xPhore delivery platform is based on a propriety peptide which allows the efficient delivery of nucleic acid payloads and is suited for delivery of oligonucleotides (OligoPhore), mRNA (SemaPhore) and circular RNA (CycloPhore). It is made available to pharma or biotech companies through out-licensing. In addition, the Company is pursuing two flagship siRNA programs using its proprietary OligoPhore delivery technology: AM-401 for KRAS driven cancer and AM-411 for rheumatoid arthritis, both in preclinical development beyond in vivo proof of concept.

●	AM-125 for Vertigo. We have been developing AM-125 as a reformulation of betahistine for intranasal delivery. In 2019 we initiated the “TRAVERS” Phase 2 trial to evaluate the safety and efficacy of AM-125 in 124 patients suffering from acute vestibular syndrome following surgery. In June 2022 we reported top-line results from the trial showing good tolerability and a dose- and time-dependent improvement in balance and signs and symptoms of vestibular dysfunction. In the context of our strategic transition to become a company focused on RNA delivery technology, we intend to out-license or sell the AM-125 program.

●	Bentrio for Allergy and Viral Infection: Bentrio is a drug-free and preservative-free medical device for prophylaxis or treatment of allergic rhinitis. Bentrio was first commercialized in 2021, and clinical development was completed in 2023. In November 2023 we sold 51% of the share capital of our subsidiary Altamira Medica AG (“Medica”), which operates our Bentrio business, to a Swiss private equity investor. We retained 49% of Medica’s share capital and have continued to provide certain services to Medica at cost. Bentrio is marketed primarily through distributors; Medica intends to partner the product for the US, where FDA clearance has already been obtained, and other key markets with well-established providers of consumer health products.

For a discussion of our other key financial statement line items, please see “Item 5—Operating and Financial Review and Prospects–Operating results — Financial Operations Overview” in the Annual Report.

Results of Operations

The numbers below have been derived from our unaudited condensed consolidated interim financial statements as of and for the six months ended June 30, 2025 and 2024. The discussion below should be read along with this financial information, and it is qualified in its entirety by reference to them.

Comparison of the six months ended June 30, 2025 and 2024:

	SIX MONTHS ENDED
	JUNE 30
	2025	2024	Change
	(in thousands of US$)%

Other operating income	81	34	138%
Research and development	(1,466)	(1,963)	(25)%
General and administrative	(1,244)	(1,988)	(37)%
Operating loss	(2,629)	(3,917)	(33)%
Finance expense	(37)	(186)	(80)%
Finance income	1,662	1	166,100%
Share of loss of an associate	(531)	(237)	124
Net loss attributable to owners of the Company	(1,535)	(4,339)	(65)%
Other comprehensive income/(loss):
Remeasurements of defined benefit liability, net of taxes of $ 0	263	198	33%
Foreign currency translation differences, net of taxes of $ 0	(1,600)	15	(10,767)%
Share of other comprehensive income of an associate	67	(44)	(252)
Other comprehensive income/(loss), net of taxes of $ 0	(1,270)	169	(851)%
Total comprehensive loss attributable to owners of the Company	(2,805)	(4,170)	(33)%

Research and development expense

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024	Change %
	(in thousands of US$)
Clinical projects	4	27	(85)%
Pre-clinical projects	286	276	4%
Drug manufacturing and substance	13	567	(98)%
Employee benefits	1,042	845	23%
Other research and development expenses	121	248	(51)%
Total	1,466	1,963	(25)%

Research and development expenses amounted to $1.5 million in the six months ended June 30, 2025. This represents a decrease of 25% compared to the six months ended June 30, 2024. Research and development expenses reflected the following:

●	Clinical projects. In the six months ended June 30, 2025, clinical expenses were $4 thousand, which was 85% lower than in the six months ended June 30, 2024.

●	Pre-clinical projects. In the six months ended June 30, 2025, pre-clinical expenses were $286 thousand and thus slightly higher than in the same period last year.

●	Drug manufacture and substance. In the six months ended June 30, 2025, expenditure decreased to $13 thousand due to completion of certain development work and as the Company could draw on existing stocks.

●	Employee benefits. Employee expenses increased by 23% in the six months ended June 30, 2025, to reach $1 million primarily due to an increase in laboratory headcount as well as reflecting the appreciation of the Swiss franc vs. the US dollar.

•	Other research and development expenses. Other research and development expenses decreased by 51% in the six months ended June 30, 2025, compared to the same period in 2024 primarily due to temporarily lower spending on intellectual property.

General and administrative expense

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024	Change %
	(in thousands of US$)
Employee benefits	384	574	(33)%
Lease expenses	17	15	13%
Travel and representation	6	24	(75)%
Administration costs	770	1,312	(41)%
Depreciation Right-of-use assets	67	63	6%
Total	1,244	1,988	(37)%

General and administrative expense decreased to $1.2 million in the six months ended June 30, 2025, compared to $2.0 million in the same period in the previous year, primarily due to lower employee benefits and administration costs (lower legal expenses, listing fees and other costs related to being a public company).

Finance income and finance expense

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024
	(in thousands of US$)
Net foreign exchange loss	-	(180)	(100)%
Interest expense (incl. bank charges)	(37)	(6)	475%
Total finance expense (incl. bank charges)	(37)	(186)	(80)%
Gain on modification of financial instruments	15	-	n/a %
Net foreign exchange gain	1,647	-	n/a %
Interest income	-	1	(100)%
Total finance income	1,662	1	323,919%
Finance income/(expense), net	1,625	(185)	976%

Interest expense

Interest expense in the six months ended June 30, 2025, increased 475% to $37 thousand and included interest related to lease liabilities, loans and bank charges.

Foreign currency exchange gain or loss

For the six months ended June 30, 2025, a net foreign exchange gain of $1.6 million was recorded, primarily due to the value appreciation of loans denominated in foreign currencies; in the corresponding period in 2024, a net foreign exchange loss of $180 thousand was recorded.

Cash flow

The table below summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	SIX MONTHS ENDED
	JUNE 30, 2025	JUNE 30, 2024
	(in thousands of US$)
Net cash used in operating activities	(1,384)	(3,204)
Net cash from investing activities	-	1
Net cash from financing activities	367	2,514
Net effect of currency translation on cash	7	20
Cash and cash equivalents at beginning of the period	999	734
Cash and cash equivalents net of the bank overdraft at the end of the period	(11)	65

Cash and funding sources

On April 3, 2025, the Company entered into a mandatory convertible loan agreement with a private investor (the “Convertible Loan Investor”), pursuant to which the Convertible Loan Investor agreed to loan Altamira Therapeutics AG (“ATAG”) CHF 300,000 ($347,942), which loan bears interest at the rate of 5% per annum and is to mature as of April 7, 2026 (the “ATAG Convertible Loan”). The outstanding loan amount, including principal and accrued interest, will convert into common shares of ATAG simultaneously with a planned financing round for ATAG involving outside investors (the “Financing Round”), with the conversion price amounting to 90% of the issue price per ATAG common share for the Financing Round. On May 19, 2025, ATAG and the Convertible Loan Investor agreed to increase the principal amount of the ATAG Convertible Loan from CHF 300,000 ($347,942) to CHF 420,000 ($487,119). After deduction of transaction costs of CHF 42,000 ($48,712), net cash proceeds amounted to CHF 378,000 ($438,407). The host contract is accounted for as a financial liability measured at amortized cost. After accounting for transaction cost amortization and foreign exchange translation, the carrying amount of the liability was $430,841 as of June 30, 2025. The embedded conversion feature is bifurcated and recognized separately as a derivative financial liability, which is measured at fair value through profit or loss. As of June 30, 2025, the fair value of the derivative was $52,957. The amendment of the loan agreement on May 19, 2025, was assessed as a substantial modification, which resulted in the recognition of a gain of $14,917 in profit or loss for the period.

On September 19, 2024 the Company closed a public offering of 377,000 common shares and 5,178,556 pre-funded warrants accompanied by Series A-1 common warrants to purchase up to 5,555,556 common shares and Series A-2 common warrants to purchase up to 5,555,556 common shares, at a combined public offering price of $0.72 per share (or per pre-funded warrant in lieu thereof) (the “2024 Public Offering”). The Series A-1 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the eighteen-month anniversary of the initial issuance date or 60 days following the date the Company publicly announces positive biodistribution data for AM-401 or AM-411nanoparticles. The Series A-2 common warrants have an exercise price of $0.72 per share, are immediately exercisable upon issuance and will expire on the earlier of the five-year anniversary of the initial issuance date or six months following the date the Company publicly announces the entry into one or more agreements relating to the further development and commercialization for AM-401 or AM-411, provided at least one such agreement covers a territory that includes all or a part of the European Union or the United States. The total gross proceeds from the offering amounted to $3,991,410. As of December 31, 2024, prior year, an aggregate of 883,556 pre-funded warrants had been exercised for a total amount of $1,767, no additional warrants were exercised in the first half year 2025; 4,295,000 pre-funded warrants were still outstanding as of December 31, 2024 and as of June 30, 2025. After full exercise of pre-funded warrants, gross proceeds from the offering will amount to $4,000,000.

On January 19, 2024, we entered into a sales agreement with H.C. Wainwright & Co., LLC (“HCW” and the “HCW Sales Agreement”). Pursuant to the terms of the HCW Sales Agreement we may offer and sell our common shares, from time to time through HCW by any method deemed to be an “at-the-market” offering as defined in Rule 415(a)(4) promulgated under the Securities Act. Pursuant to the HCW Sales Agreement. In the first six months of 2024, we sold 637,460 shares under the HCW Sales Agreement for aggregate gross proceeds of $1.66 million.

We have no other ongoing material financial commitments, such as lines of credit or guarantees that are expected to affect our liquidity over the next five years, other than leases.

Funding requirements

We expect that we will require additional funding to continue the research and development program for our RNA delivery platforms and our product candidates AM-401 and AM-411. We also expect to continue to incur additional costs associated with operating as a public company. To the extent that we will be unable to generate sufficient cash proceeds from the planned divestiture or partnering of our AM-125 development program and from our 49% stake in Medica or other partnering activities, we will need substantial additional financing to meet these funding requirements. However, additional funds may not be available on a timely basis, on favorable terms, or at all, and such funds, if raised, may not be sufficient to enable us to continue to implement our long-term business strategy. If we are not able to raise capital when needed, we could be forced to delay, reduce or eliminate our research and development programs, which could materially harm our business, prospects, financial condition and operating results. This could then result in bankruptcy, or the liquidation of the Company.

Our future funding requirements will depend on many factors, including but not limited to:

●	the scope, rate of progress, results and cost of our nonclinical testing and other related activities;

●	the cost of sourcing key ingredients for our RNA delivery programs and of manufacturing our product candidates and any products that we may develop;

●	the scope of the further development of our RNA delivery platforms and the number and characteristics of product candidates that we pursue; and

●	the terms and timing of any collaborative, licensing, and other arrangements that we may establish, including any required milestone and royalty payments thereunder.

These factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements included in this report have been prepared on a going concern basis, which contemplates the continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The lack of a going concern assessment may negatively affect the valuation of the Company’s investments in its subsidiaries and result in a revaluation of these holdings.

The Company’s Board of Directors has considered the cash flow forecasts and the funding requirements of the business and continues to explore and pursue various funding opportunities, including loans or convertible loans, the partial spin-off of the Company’s RNA delivery business (which would subsequently become independently funded), divestitures of legacy assets, and licensing revenues. Based on currently available information and data, the Board of Directors considers it feasible to generate $2.8 to $3.5 million in funding within 12 months from the reporting date. At the date of issuing these financial statements, such plans have not yet been fully realized.

The Company’s assumptions may prove to be wrong, and the Company may have to use its capital resources sooner than it currently expects. As is often the case with drug development companies, the ability of the consolidated entity to continue its activities as a going concern is dependent upon it completing the spin-off of a majority of the RNA delivery business, deriving sufficient cash from licensing and partnering activities, and from other sources of revenue such as grant funding. To the extent that the Company will be unable to generate sufficient cash proceeds from these sources, it may need substantial additional financing to meet its funding requirements. While Management and the Board of Directors continue to apply best efforts to evaluate available options, there is no guarantee that any transaction can be realized or that such transaction would generate sufficient funds to finance operations for twelve months from the issuance of these financial statements.

The Board of Directors will need to consider the interests of our creditors and take appropriate action to restructure the business if it appears that we are insolvent or likely to become insolvent.

For more information as to the risks associated with our future funding needs, see “Item 3—Key Information—D. Risk factors” in the Annual Report.

Significant Accounting Policies and Use of Estimates and Judgment

There have been no material changes to the significant accounting policies and estimates described in “Item 5—Operating and Financial Review and Prospects–A. Operating results—Significant accounting policies and use of estimates and judgment” in the Annual Report.

Recent Accounting Pronouncements

See Note 4 to our audited financial statements included in our most recent Annual Report on Form 20-F for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on the Company’s financial condition, results of operations and cash flows.

Cautionary Statement Regarding Forward Looking Statements

Forward-looking statements appear in a number of places in this discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to:

●	our operation as a drug development-stage company with limited operating history and a history of operating losses;

●	our need for substantial additional funding to continue the development of our RNA delivery platforms and product candidates before we can expect to become profitable from sales of our platform technology and products and the possibility that we may be unable to raise additional capital when needed;

●	the timing, scope, terms and conditions of a potential divestiture or partnering of the Company’s AM-125 development program in vertigo as well as the cash such transaction(s) may generate;

●	our dependence on the success of xPhore, AM-401 and AM-411, which are still in preclinical development, and may eventually prove to be unsuccessful;

●	the chance that we may become exposed to costly and damaging liability claims resulting from the testing of our product candidates in the clinic;

●	the chance our clinical trials may not be completed on schedule, or at all, as a result of factors such as delayed enrollment or the identification of adverse effects;

●	our reliance on our current strategic relationship with Washington University and the potential success or failure of strategic relationships, joint ventures or mergers and acquisitions transactions;

●	our reliance on third parties to conduct certain of our nonclinical studies and on third-party, single-source suppliers to supply certain key ingredients for RNA delivery platforms or to produce our product candidates;

●	our ability to obtain, maintain and protect our intellectual property rights and operate our business without infringing or otherwise violating the intellectual property rights of others;

●	the chance that certain intangible assets related to our product candidates will be impaired; and

●	other risk factors set forth in our most recent Annual Report on Form 20-F.

Our actual results or performance could differ materially from those expressed in, or implied by, any forward-looking statements relating to those matters. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations, cash flows or financial condition. Except as required by law, we are under no obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.